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                       METLIFE INVESTORS INSURANCE COMPANY
                            [13045 Tesson Ferry Road
                              St. Louis, MO 63128]
                        SPOUSAL CONTINUATION ENDORSEMENT

As of the Issue Date, this Endorsement shall be attached to and form a part of the Contract. In the case of a conflict with any provisions of the Contract, including the Guaranteed Minimum Death Benefit (GMDB) Rider, the provisions of this rider will control.

A Spousal Continuation section is added to the Guaranteed Minimum Income Benefit Rider if the Guaranteed Minimum Income Benefit Rider is issued with the GMDB Rider as follows:

Spousal Continuation
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If the Owner dies during the Accumulation Period and if the surviving spouse continues the Contract under the Spousal Continuation Option of the Contract, if the Income Base is greater than the Account Value, the Account Value under the continued Contract will be adjusted to an amount equal to the Income Base as of the date the death benefit is added to the Account Value under the GMDB Rider. Any excess of the Income Base over the Account Value will be allocated to each applicable Subaccount (and/or other account included by rider) in the ratio that the portion of the Account Value in such Subaccount (and/or other account) bears to the total Account Value.

In addition, if the Contract is continued under the Spousal Continuation Option, the Income Base will be the greater of (a) or (b):

(a)  Highest Anniversary Value under a Spousal Continuation: Under a spousal
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     continuation of the Contract, we set this value equal to the Account Value under the continued Contract as of the date it is adjusted for spousal continuation as described above. During each subsequent Contract Year, we increase this value by any Purchase Payments made and reduce it proportionately by the Percentage Reduction in Account Value attributable to any partial withdrawals taken. On every subsequent Contract Anniversary prior to the Last Highest Anniversary Date (the continuing spouse's age would apply), we compare this value to the current Account Value and we set the Highest Anniversary Value equal to the higher amount.

(b)  Annual Increase Amount under a Spousal Continuation: Under a spousal
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     continuation we set the Annual Increase Amount equal to the Account Value under the continued Contract as of the date it is adjusted for spousal continuation as described above. After that date, the Annual Increase Amount is equal to:

     (i) the sum total of the Account Value under the continued Contract as of the date it is adjusted for spousal continuation, as described above, and each Purchase Payment accumulated at the Annual Increase Accumulation Rate, prior to the Last Increase Date (the continuing spouse's age would apply), from that date and each Purchase Payment made after that date accumulated at the Annual Increase Accumulation Rate from the date such Purchase Payment is made; less

     (ii) the sum total of each Withdrawal Adjustment for each partial withdrawal taken after the date the Account Value is adjusted for spousal continuation, as described above, accumulated at the Annual Increase Accumulation Rate, prior to the Last Increase Date, from the date of withdrawal.

All other terms and provisions of the Contract are unchanged.

MetLife Investors Insurance Company has caused this Rider to be signed by its [Secretary].


                                        /s/ Richard C. Pearson
                                        [SECRETARY]

MLI-GMIB (2/10)-E